September 8, 2025

Mary Anne Whitney
Chief Financial Officer
Waste Connections, Inc.
6220 Hwy 7, Suite 600
Woodbridge, Ontario L4H 4G3
Canada

       Re: Waste Connections, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 13, 2025
           File No. 001-34370
Dear Mary Anne Whitney:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Financial Statements
Note 13 - Commitments and Contingencies, page 122
Legal Proceedings, page 123

1. We note that you identify six matters of litigation on pages 123-129 that could have a material adverse effect on your business, financial condition, results of operations or cash flows, although for each you state that you are "not able to determine the likelihood of any outcome." We also note that you include various risk factors concerning these matters under Item 1A. For example, on page 35, you reference environmental problems and state that these "could result in substantial remediation costs, regulatory enforcement actions and related fines or potential litigation," and on page 46, you reference litigation and governmental proceedings and state "the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our consolidated financial condition, results of operations and cash flows."
 September 8, 2025
Page 2


       Please expand your disclosures to clarify the extent of any accounting that has been reflected in your financial statements for such matters, to include the extent of any accruals that you have made and the periods impacted, also to specify the range of reasonably possible additional loss for each matter, or to clarify if such an estimate is not possible in which case also specify the amounts of any claims for damages and penalties, where such claims have been quantified by the counterparties.

       Given the significant level of estimation uncertainty that appears to be characteristic of the difficulty you express in understanding the prospects for resolution, it appears that you should also expand your disclosures in (i) MD&A to include qualitative and quantitative information regarding the estimation uncertainty and the impact the critical accounting estimate has had, or is reasonably likely to have, on your financial condition and results of operations, to address the critical accounting estimate disclosure requirements in Item 303(b)(3) of Regulation S-K, and (ii)
Note 3 to your
       financial statements to describe the policy that you have formulated, based on the guidance in FASB ASC 450-20, as to the accounting and disclosures related to loss contingencies, to comply with FASB ASC 235-10-50-1.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or Robert Babula at 202-551-3339 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation